Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Summit Announces BARDA Increases Award for Ridinilazole Clinical and Regulatory Development to up to $63.7 Million and Exercises Next Contract Option

•	Summit Awarded $9.6M under Next Contract Option
•	Total Committed BARDA Funding Now $53.6 Million

Oxford, UK, and Cambridge, MA, US, 18 June 2019 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, today announces that the Biomedical Advanced Research and Development Authority (‘BARDA’) has increased the total value of its award for the clinical and regulatory development of Summit’s precision antibiotic ridinilazole for the treatment of C. difficile infection (‘CDI’) to up to $63.7 million. Under this award, BARDA has opted to exercise the next contract option for $9.6 million, which will support patient enrolment and dosing in the ongoing Phase 3 clinical trials of ridinilazole.

“The funding from BARDA is a testament to the promise of ridinilazole to address an important public health need in CDI. Through our ongoing landmark Phase 3 clinical programme, we aim to show that our microbiome preserving antibiotic is superior in sustaining cures compared to the current standard of care and so has the potential to be the front-line treatment option for patients with CDI,” said Mr Glyn Edwards, Chief Executive Officer of Summit. “We are pleased with the excellent working relationship that has been formed between us over the last two years and thank BARDA for its continuing support of ridinilazole.”

The total committed funding from the BARDA award under Contract No. HHS0100201700014C is now $53.6 million, with one final option remaining. The final option provides funding support for potential applications for marketing approvals of ridinilazole. The BARDA contract provides for a cost-sharing arrangement with the committed funding drawn down over a specified development period.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly in the wider community with over one million estimated cases of CDI annually in the United States and Europe. CDI is caused by an infection of the colon by the bacterium C. difficile, which produces toxins that cause inflammation and severe diarrhoea, and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. The vast majority of patients are treated with broad-spectrum antibiotics, which cause further damage to the gut flora and are associated with high rates of recurrent disease. Reducing disease recurrence is the key clinical issue in CDI as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. A study estimated that the total costs attributable to the management of CDI were approximately $6.3 billion per year in the United States.

About Ridinilazole

Ridinilazole is an oral small molecule new mechanism antibiotic that is designed to selectively kill C. difficile, thereby preserving patients’ protective gut microbiome and leading to sustained CDI cures. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In that trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole was also shown to be highly preserving of the gut microbiome in the Phase 2 proof of concept trial, which was believed to be the reason for the improved clinical outcome for the ridinilazole-treated patients. In addition, ridinilazole preserved the gut microbiome to a greater extent than the marketed narrow-spectrum antibiotic fidaxomicin in an exploratory Phase 2 clinical trial. Ridinilazole has received Qualified Infectious Disease

Product (‘QIDP’) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include a potential extension of marketing exclusivity for an additional five years upon FDA approval.

About the Contract with BARDA

This project has been funded in whole or in part with federal funds from the Biomedical Advanced Research and Development Authority, a component of the Office of the Assistant Secretary for Preparedness and Response within the U.S. Department of Health and Human Services, under contract number HHS0100201700014C.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. gonorrhoeae and Enterobacteriaceae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart /		summit@consilium-comms.com
Lindsey Neville

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the BARDA contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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